SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

HIGHWAY HOLDINGS LIMITED___
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
______New Territories, Hong Kong________
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on July 12, 2005 and July 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 29, 2005	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE
CONTACTS:	Gary S. Maier/Crystal Chang Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS LIMITED DECLARES ANNUAL CASH DIVIDEND

HONG KONG - July 12, 2005 - Highway Holdings Limited (Nasdaq: HIHO) today announced that its board of directors has declared an annual cash dividend of $0.20 per share on the company’s common stock. The dividend will be paid August 15, 2005, to shareholders of record on July 28, 2005.

It is the company’s policy to pay dividends when the company’s financial conditions permit. As announced on June 30, 2005, Highway Holdings completed the sale of its rights to use the Kienzle trademark in all markets, other than for clocks and watches, to a German marketing organization. The purchase price for the non-clock and watch rights for the Kienzle trademark was $1.0 million in cash. The sale of these rights will be booked in the company’s fiscal first quarter ended June 30, 2005. In addition, as part of the sale of the non-clock and watch rights to the Kienzle trademark, Kienzle AG also repurchased Highway Holdings’ equity interest in Kienzle AG for 100,000 euro (approximately $121,000). This investment had previously been written off in fiscal 2004.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

 NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Chang Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS
FISCAL 2006 FIRST QUARTER RESULTS

--OEM Sales Up 23.4 Percent; Company Records Extraordinary Net Gain of $940,000 --

HONG KONG — July 28, 2005 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its first fiscal quarter ended June 30, 2005 -- reflecting increasing strength of the company’s OEM manufacturing divisions and the impact of a previously announced reorganization to curtail its camera and clock operations and focus on OEM business.

Net income for the fiscal first quarter increased 56 percent to $540,000, or $0.16 per diluted share, from $346,000, $0.11 per diluted share, last year, primarily due to a one-time $940,000 net gain related to the sale of a portion of the company’s rights to the Kienzle trademark. Net sales for the 2006 fiscal first quarter increased 6.8 percent to $6.6 million from $6.1 million a year earlier due to increased revenues from the company’s metal and electric OEM manufacturing operations.

"Results for the first quarter reflect, in part, the impact of the previously announced strategic decision to curtail our camera and clock operations and focus primarily on the company’s profitable OEM manufacturing business. Though these actions are expected to provide significant long-term benefits, the impact of downsizing the camera and clock operations and replacing the camera and clock revenues with new OEM manufacturing revenues must be managed carefully. We continue to work diligently to minimize the impact in the future fiscal quarters. The strong increase of the company’s metal and electric OEM business for the quarter, which increased 13.4 percent and 78.5 percent, respectively, over the first quarter of Fiscal 2004, allowed us to curtail a substantial part of our camera and clock business without hindering the overall growth of the company,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

Gross profit as a percentage of sales for the first fiscal quarter of fiscal 2005 decreased to 21 percent from 24 percent in the same period a year ago. The company attributed the reduction primarily to the increases in the cost of raw materials, such as metal and plastic materials, and increases in labor and facility costs, as well as losses associated with the business transition/downsizing activities -- particularly the liquidation of certain clock and camera inventories at prices below the normal sales price.

Selling, general and administrative expenses increased by $205,000, essentially due to general increases in wages, salaries and additional personnel costs associated with implementing an ERP computer system and additional costs for accountants and office administrative staff. The additional accounting and administrative costs are in part due to increased accounting control systems related to Sarbanes-Oxley requirements.

The decreased gross profit combined with the increased SG&A expenses resulted in a decrease in operating profit to $42,000 for the quarter compared with $342,000 in the same quarter a year ago.

The company is presently reorganizing operations into two main business sections:

a)	The metal OEM business---- components, assemblies and finished products

b)	The plastic/electronic OEM business---- components, assemblies and finished products

Sales derived from the company’s metal OEM manufacturing division during the current fiscal quarter increased by 13.3 percent to $4.3 million from $3.8 million in the comparable quarter last year. Sales from the company’s electronic OEM division, the fastest growing section of the OEM business, increased 78.5 percent to $1.2 million from $669,000 in the same quarter a year earlier.

As anticipated, camera sales decreased in the first fiscal quarter to $711,000 from $1.1 million a year ago due to the company’s downsizing efforts and to market conditions for the company’s film based cameras in general. Camera sales represented 10.8 percent of total sales in the quarter ended June 30, 2005 compared with 18.6 percent in the comparable quarter a year ago. Since most of the company’s camera products are film-based, the company’s camera operations are expected to be fully phased out during the second or third quarter of fiscal 2006, excluding its underwater camera business which is expected to continue as part of the plastic/electronic OEM operations.

Watch and clock sales under the company’s own label declined to $371,000 from $552,000 a year ago - representing 5.7 percent of total sales compared with 9.0 percent last year. Products sold under the company’s Kienzle brand label will continue to be recorded separately. The company intends to sell, modify and/or retrench from this business over the balance of the current fiscal year.

The company’s operating income was also adversely affected by an almost $400,000 currency exchange loss due to the U.S. dollar/euro rate fluctuations. In the first fiscal quarter of last year, the company had a net currency exchange gain of $44,000.

The company recorded extraordinary income of $940,000 as a result of the sale of its Kienzle brand name for products other than watch and clocks. The selling price for these Kienzle rights was $1,000,000. Kienzle is a trademark primarily associated with clocks and watches. The company intends to sell the remaining rights of the Kienzle brand for watches and clocks, as well as some, or all, of the assets of its watch, clock and camera operations. As a result, the company expects to receive additional extraordinary income during this fiscal year as a result of these sales efforts.

Kohl highlighted the company’s strong balance sheet. At June 30, 2005, the company had working capital of $10.7 million compared with $9.9 million at March 31, 2005. The company’s cash position (including restricted cash) increased to $6.5 million from $4.9 million, reflecting the proceeds from the previously announced sale of the Kienzle brand name and a reduction of the company’s accounts receivable by $688.000.

The company recently declared a cash dividend of $0.20 per share, which dividend will be payable in August 2005 to holders of record on July 28, 2005.

Total shareholders’ equity improved to $13.7 million from $13.1 million last year. The company’s current ratio was 2.66:1 at June 30, 2005, with essentially no long-term debt.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended June 30,
	2005	2004
Net sales	$6,563	$6,148
Cost of sales	5,182	4,672
Gross profit	1,381	1,476
Selling, general and administrative expenses	1,339	1,134
Operating income	42	342

Non-operating items
Interest expenses	(29)	(24)
Exchange gain (loss), net	(398)	44
Interest income	10	1
Other income	945	36
Total non-operating income	528	57

Shares of loss of affiliate	0	(1)

Net income before income tax	570	398
Income taxes	30	52
Net income before minority interest	540	346

Minority interest	0	0
Net income after minority interest	$540	$346

Earning per share - basic	$0.16	$0.11
Weighted average number of shares - basic	3,302	3,171

Earning per share - diluted	$0.16	$0.10
Weighted average number of shares - diluted	3,455	3,374

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	June 30,	March 31
	2005	2005
	(Unaudited)
Current assets
Cash and cash equivalents	$5,522	$3,948
Restricted cash	965	965
Short term investment	296	296
Accounts receivable, net of doubtful accounts	4,477	5,165
Inventories	5,212	5,062
Prepaid expenses and other current assets	709	721
Total current assets	17,181	16,157

Property, plant and equipment, net	3,245	3,473
Investment and advance in affiliate	2	2
Industrial property rights	403	468

Total assets	$20,831	$20,100

Current liabilities:
Short-term borrowings	$3,437	$2,846
Current portion of long-term debt	405	409
Accounts payable	1,330	1,449
Accrual payroll and employee benefits	358	331
Accrued mould charges	207	208
Other liabilities and accrued expenses	583	945
Income tax payable	129	119
Total current liabilities	6,449	6,307

Long-term debt	458	558
Deferred income taxes	174	174
Minority interest	3	3

Shareholders’ equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	33	33
Additional paid-in capital	9,832	9,820
Retained earnings	4,020	3,480
Accumulated other comprehensive income	(85)	(222)
Treasury shares, at cost-37,800 shares	(53)	(53)
Total shareholders’ equity	13,747	13,058

Total liabilities and shareholders’ equity	$20,831	$20,100